CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail:  clneuman@neuman.com

February 27, 2008

VIA EDGAR

James Giugliano, Staff Accountant

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	FieldPoint Petroleum Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 4, 2007 Response Letter Dated January 22, 2008
File No. 001-32624

Dear Mr. Giugliano:

Per our conversation today, please be advised that this office serves as legal counsel to FieldPoint Petroleum Corporation (the "Company").  This will confirm that we are in receipt of the Staff’s comment letter dated February 13, 2008 to the Company’s Form 10-KSB for the year ended December 31, 2006.

This will further confirm that the Company plans to submit its formal responses to the Staff’s comments on or before March 14, 2008.  We appreciate your consideration in this regard.

Sincerely, _/s/ Clifford L. Neuman___ Clifford L. Neuman

CLN:

cc:  Mr. Ray Reaves